UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of report (Date of earliest event reported): May 31, 2024

BAKER GLOBAL ASSET MANAGEMENT INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12228

New York

(State or other jurisdiction of incorporation or organization)

11-2432960

(I.R.S. Employer Identification No.)

750 Veterans Memorial Highway, Suite 210

Hauppauge, NY 11788

(Full mailing address of principal executive offices)

(516) 931-1090
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. Other Events

On May 31, 2024, Baker Global Asset Management Inc. (the “Issuer”) filed its Semiannual Report on Form 1-SA for the fiscal semiannual period ended February 29, 2024 (the “2024 Form 1-SA”).

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2024	BAKER GLOBAL ASSET MANAGEMENT INC.

/s/ William Thomas Baker
	Name:	William Thomas Baker
	Title:	Chief Executive Officer

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